R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2018

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1. Nature of business and summary of significant accounting policies

Nature of Business

R.W. Pressprich & Co. ("Pressprich" or the "Company") is a broker-dealer, located in New York City, New York, Chicago, Illinois and Plymouth, Minnesota. R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of principal transactions of fixed income securities, principal and agency transactions of equity securities, private placement and advisory services.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding, LLC ("Funding"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding II, LLC, ("Funding II"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Credit Product, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

As of and during the year ended December 31, 2018, none of the wholly-owned subsidiaries hold any assets, liabilities, revenue or expenses.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated statement of financial condition include the accounts of Pressprich, PCM, Funding, Funding II and PCP (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased, are recorded at fair value and unrealized gains and losses are reflected as principal transactions in the consolidated statement of operations.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2018

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2018

1. Nature of operations and summary of significant accounting policies (continued)

U.S government obligations, foreign government obligations, corporate bonds and stock that are classified within level 2 of the fair value hierarchy are valued based on recently executed transactions or price quotations.

Valuation Techniques

Securities listed on a national securities exchange or the NASDAQ National Market are valued at their last sales price on the primary exchange of which they trade as of the last day of the year. Securities traded in the over-the counter markets or listed securities for which no sale was reported on the valuation date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents state and local taxes for the year ended December 31, 2018. Current income tax expense for the year ended December 31, 2018 relates principally to the New York City corporate tax.

Pressprich files a consolidated return with PCM, Funding, Funding II and PCP. The determination of the Company's provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2018

1. Nature of operations and summary of significant accounting policies (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Temporary differences which give rise to net deferred tax asset at December 31, 2018 consist of:

Deferred tax assets:		
Lease incentive	$	21,853
Deferred Rent		24,004
Net operating loss carryforward - city		229,253
		275,110
Valuation allowances		(265,176)
Net deferred tax assets	$	9,934
Deferred tax liabilities:		
Property and equipment	$	(9,934)
Net deferred tax liabilities		(9,934)
	$	-

Due to the uncertainty of Pressprich earning net income in future years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2018.

Pressprich applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2018 consolidated financial statements.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2018, the carrying value of the Company's cash, restricted cash, receivable from clearing broker, accrued interest receivable, deposit with clearing broker, employee loan receivable, accounts payable, accrued expenses, and accrued interest payable approximate their fair values due to their short term nature.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2018

1. Nature of operations and summary of significant accounting policies (continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. The guidance will be effective for an annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company has evaluated the new guidance and adoption will require the Company to record a right-of-use asset and lease liability.

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2018, are as follows:

	Securities Owned, at fair value	Securities Sold, Not Yet Purchased, at fair value
U.S government obligations	$ -	$ 1,296,701
Corporate bonds	14,273,948	12,654,127
Foreign government bonds	904,241	-
Equity securities	29,286	-
	$ 15,207,475	$ 13,950,828

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2018

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018:

	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservale Inputs (Level 3)	Balance as of December 31, 2018
Assets (at fair value)				
Investments in securities				
Corporate bonds	$ -	$ 4,544,882	$ 9,729,066	$ 14,273,948
Foreign government obligations	-	904,241	-	904,241
Equity securities	6,286	23,000	-	29,286
Total securities owned	$ 6,286	$ 5,472,123	$ 9,729,066	$ 15,207,475
Liabilities (at fair value)				
Securities sold short				
Corporate bonds	$ -	$ 2,925,061	$ 9,729,066	$ 12,654,127
U.S. government obligations	-	$ 1,296,701	-	1,296,701
Total securities sold short	$ -	$ 4,221,762	$ 9,729,066	$ 13,950,828

4. Deposit with clearing broker

Pursuant to agreement with its clearing broker, the Company is required to maintain a clearing deposit of at least $250,000 and to maintain net capital of at least $100,000.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

5. Property and equipment

Details of property and equipment at December 31, 2018 are as follows:

Office equipment	$	1,347,735
Furniture and fixtures		648,255
Leasehold improvements		3,683,911
Computer software		649,805
		6,329,706
Less accumulated depreciation and amortization		4,575,946
	$	1,753,760

6. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. For the year ended December 31, 2018, there were no contributions towards the qualified 401(k) retirement plan.

7. Commitments and contingencies

The Company is obligated under three office leases expiring on various dates through January 2023. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Future aggregate minimum annual rent payments under these leases are as follows:

Year ending December 31,	Rent
2019	1,677,437
2020	1,658,491
2021	1,658,491
2022	1,658,491
2023	138,208
$	6,791,118

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2018

As of December 31, 2018, the Company had a standby letter of credit of approximately $773,000 outstanding which represents a security deposit for its New York offices space lease obligation. The letter of credit is secured by cash in the amount of approximately $773,000 which is recorded as restricted cash on the Consolidated Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases

8. Net Capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $5,681,000 with approximately $5,532,000 in excess of its minimum requirement of approximately $149,000, and its percentage of aggregate indebtedness to net capital was 39%.

9. Exemption from Rule 15c3-3

The Company claims exemption from the provisions of the Securities and Exchange Commission Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its clearing brokers on a fully disclosed basis.

10. Financial instruments and risk

Trading activities subject the Company to market, credit and interest rate risk. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if the counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 2018

In addition, the receivable from and clearing deposit with the clearing broker is pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. At December 31, 2018, the amount of receivable from clearing broker reflected in the accompanying statement of financial condition includes cash and commissions receivable which are due from one clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

11. Employee loan receivables

The Company grants loans to its employees from time to time with standard 1 year maturities at a rate of 1.5% per annum. Employees may ask for a maturity extension and the Company reserves the right to refuse at its discretion.

12. Liabilities subordinated to claims of general creditors

At December 31, 2018, the Company had two subordinated loan agreements with an officer of R.W. Pressprich & Co., who was active in the daily management and operation of R.W. Pressprich & Co., in accordance with agreements approved by FINRA. The carrying amount of these liabilities at fair value is $2,500,000. The terms of the subordinated loan agreements were as follows:

- $1,500,000 loan agreement maturing on April 30, 2019 and bearing interest at 6% per annum.
- $1,000,000 loan agreement maturing on January 31, 2020 and bearing interest at 6.5% per annum.